SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act

(Amendment No.    )*

ENDOCARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29264P203

(CUSIP Number)

James S. B. Whittenburg

President and Chief Executive Officer

9825 Spectrum Drive

Building 3

Austin, Texas 78717

(512) 328-2892

Copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264P203

1	Names of Reporting Persons HealthTronics, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization State of Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 12,475,081 shares of common stock (see Item 3, 4, 5)
8 Shared Voting Power -0-
9 Sole Dispositive Power 12,475,081 shares of common stock (see Item 3, 4, 5)
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,475,081 shares of common stock (see Item 3, 4, 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (“Endocare Shares”), of Endocare, Inc. (“Endocare”). The principal executive offices of Endocare are located at 9825 Spectrum Drive, Building 3, Austin, Texas 78717.

Item 2.	Identity and Background.

(a) This Statement is being filed by HealthTronics, Inc., a Georgia corporation (“HealthTronics”).

(b) The address of the principal executive offices of HealthTronics is 9825 Spectrum Drive, Building 3, Austin, Texas 78717.

(c) HealthTronics is principally engaged in the provision of urological products and services.

(d) During the last five years, neither HealthTronics, nor, to the knowledge of HealthTronics, any person named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither HealthTronics, nor, to the knowledge of HealthTronics, any person named on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of HealthTronics, each of the persons named in Schedule A attached to this Statement is a citizen of the United States.

The names and business addresses of the directors and executive officers of HealthTronics are set forth on Schedule A to this Statement and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 7, 2009, HealthTronics, HT Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of HealthTronics (“Merger Sub”), and Endocare entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the conditions set forth therein, Merger Sub made an offer (the “Offer”) to exchange either (i) $1.35 in cash, without interest (the “Cash Consideration”), or (ii) 0 .7764 shares of HealthTronics common stock, no par value (the “Stock Consideration”), subject to certain prorations, for each outstanding Endocare Share. The Merger Agreement also provided that following the consummation of the Offer, Endocare will merge with and into Merger Sub (the “Merger”), and all Endocare Shares not acquired in the Offer will be converted into the right to receive, at the option of the Endocare stockholders, either the Cash Consideration or the Stock Consideration, subject to the same prorations as in the Offer (other than (i) Endocare Shares held by holders who comply with the relevant provisions of Section 262 of the Delaware General Corporation Law regarding the rights of stockholders to demand appraisal of such shares in connection with the Merger and (ii) Endocare Shares held in the treasury of Endocare or owned by HealthTronics, Merger Sub or any other wholly-owned subsidiary of HealthTronics).

On July 27, 2009, HealthTronics consummated the Offer. A total of 11,363,630 Endocare Shares were tendered, reflecting approximately 91.1 percent of the 12,475,081 Endocare Shares outstanding. Cash Consideration was elected with respect to 2,596,962 tendered Endocare Shares. Stock Consideration was elected with respect to 8,766,668 tendered Endocare Shares. Pursuant to the terms of the Offer, the maximum aggregate number of shares of HealthTronics common stock issuable pursuant to the Offer is 0.7764 of a share of HealthTronics common stock multiplied by 75% of the total number of Endocare Shares tendered and accepted for exchange pursuant to the Offer, or 6,617,042 shares of HealthTronics common stock (the “Maximum Stock Consideration”). Endocare stockholders elected to receive Stock Consideration in excess of the Maximum Stock Consideration. As a result, those Endocare stockholders who elected Stock Consideration will have their elections prorated such that they will receive, on a per Endocare Share basis, approximately 0.7548 of a share of HealthTronics common stock and approximately $0.04 in cash.

On July 27, 2009, pursuant to a “short-form” merger procedure available under Delaware law, Merger Sub filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware to consummate the Merger. Each Endocare Share not acquired in the Offer converted into the right to receive, at the election of the holder (a) $1.35 in cash, without interest, or (b) 0.7764 of a share of HealthTronics common stock, in each case subject to proration (other than (i) Endocare Shares held by holders who comply with the relevant provisions of Section 262 of the Delaware General Corporation Law regarding the rights of stockholders to demand appraisal of such shares in connection with the Merger and (ii) Endocare Shares held in the treasury of Endocare or owned by HealthTronics, Offeror or any other wholly-owned subsidiary of HealthTronics). Endocare stockholders who do not make an election within 30 days after a letter of election and transmittal is mailed to them will be deemed to have made no election and will be subject to the treatment set forth in the Merger Agreement.

HealthTronics borrowed $7 million under the revolver under its senior credit facility (as amended, the “Credit Agreement”) in order to fund in part the Cash Consideration paid in the Offer and the repayment of outstanding amounts due under Endocare’s loan and security agreement. The lenders under HealthTronics’ senior credit facility are JPMorgan Chase Bank, National Association, Bank of America, N.A., and Wachovia Bank, NA. HealthTronics senior credit facility is comprised of a five-year $60 million revolving line of credit due March 2010 and a $125 million senior secured term loan B due 2011. HealthTronics entered into this senior credit facility in March 2005 and amended it in April and October 2008.

References to and descriptions of the Credit Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Credit Agreement and the amendments thereto, included as Exhibits 2, 3 and 4 to this Statement, and incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) - (b) On June 7, 2009, HealthTronics, Merger Sub and Endocare entered into the Merger Agreement pursuant to which Merger Sub commenced the Offer to exchange either the Cash Consideration or the Stock Consideration, subject to certain prorations, for each outstanding Endocare Share. The Merger Agreement also provided that following the consummation of the Offer, Endocare will merge with and into Merger Sub, and all Endocare Shares not acquired in the Offer will be converted into the right to receive, at the option of the Endocare stockholders, either the Cash Consideration or the Stock Consideration, subject to the same prorations as in the Offer (other than (i) Endocare Shares held by holders who comply with the relevant provisions of Section 262 of the Delaware General Corporation Law regarding the rights of stockholders to demand appraisal of such shares in connection with the Merger and (ii) Endocare Shares held in the treasury of Endocare or owned by HealthTronics, Merger Sub or any other wholly-owned subsidiary of HealthTronics).

On July 27, 2009, HealthTronics consummated the Offer. A total of 11,363,630 Endocare Shares were tendered, reflecting approximately 91.1 percent of the 12,475,081 Endocare Shares outstanding. Cash Consideration was elected with respect to 2,596,962 tendered Endocare Shares. Stock Consideration was elected with respect to 8,766,668 tendered Endocare Shares. Pursuant to the terms of the Offer, the maximum aggregate number of shares of HealthTronics common stock issuable pursuant to the Offer is 0.7764 of a share of HealthTronics common stock multiplied by 75% of the total number of Endocare Shares tendered and accepted for exchange pursuant to the Offer, or 6,617,042 shares of HealthTronics common stock (the “Maximum Stock Consideration”). Endocare stockholders elected to receive Stock Consideration in excess of the Maximum Stock Consideration. As a result, those Endocare stockholders who elected Stock Consideration will have their elections prorated such that they will receive, on a per Endocare Share basis, approximately 0.7548 of a share of HealthTronics common stock and approximately $0.04 in cash.

On July 27, 2009, pursuant to a “short-form” merger procedure available under Delaware law, Merger Sub filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware to consummate the Merger. Each Endocare Share not acquired in the Offer converted into the right to receive, at the election of the holder (a) $1.35 in cash, without interest, or (b) 0.7764 of a share of HealthTronics common stock, in each case subject to proration (other than (i) Endocare Shares held by holders who comply with the relevant provisions of Section 262 of the Delaware General Corporation Law regarding the rights of stockholders to demand appraisal of such shares in connection with the Merger and (ii) Endocare Shares held in the treasury of Endocare or owned by HealthTronics, Offeror or any other wholly-owned subsidiary of HealthTronics). Endocare stockholders who do not make an election within 30 days after a letter of election and transmittal is mailed to them will be deemed to have made no election and will be subject to the treatment set forth in the Merger Agreement.

Merger Sub is the surviving corporation (the “Surviving Corporation”) in the Merger. As of the effective time of the Merger, HealthTronics is the sole stockholder of Merger Sub, and Merger Sub is a wholly-owned subsidiary of HealthTronics.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of Merger Sub became the directors of the Surviving Corporation, serving until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the effective time of the Merger, the initial officers of Merger Sub immediately prior to the effective time of the Merger became the officers of the Surviving Corporation, serving until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(e) The Merger Agreement prohibited Endocare from issuing securities or changing its capitalization without prior written consent of HealthTronics. The Merger Agreement further prohibited Endocare from declaring, setting aside, making or paying any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of Endocare’s capital stock, except for dividends by any direct or indirect wholly-owned subsidiary of Endocare to Endocare. Upon consummation of the Merger, Endocare became a wholly-owned subsidiary of HealthTronics, and is eligible for termination of registration under Section 12 of the Act.

(f) Upon consummation of the Merger, Endocare became a wholly-owned subsidiary of HealthTronics. In connection with the completion of the Offer and the Merger, HealthTronics is evaluating and reviewing Endocare and its business, assets, corporate structure, operations, properties and strategic alternatives, and integrating Endocare into HealthTronics’ business units and market units. As a result of this review and integration, it is possible that HealthTronics could implement changes to Endocare’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of Endocare’s separate existence and integration of Endocare’s business and operations into HealthTronics. HealthTronics reserves the right to change its plans and intentions at any time as deemed appropriate.

(g) The Merger Agreement contained provisions that limited the ability of Endocare to engage in a transaction that would entail a change of control of Endocare during the pendency of the Merger Agreement. Upon consummation of the Offer and the Merger, HealthTronics owned all of Endocare’s issued and outstanding capital stock and is able to block any acquisition of control of Endocare by any other person. Upon consummation of the Merger, the certificate of incorporation of Merger Sub became the certificate of incorporation of the Surviving Corporation and the bylaws of Merger Sub are now the bylaws of the Surviving Corporation.

(h) On July 27, 2009, the Endocare Shares were delisted from The NASDAQ Capital Market.

(i) The Endocare Shares will be deregistered pursuant to Section 12 of the Act.

(j) Other than as described above, HealthTronics currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Statement (although HealthTronics reserves the right to develop such plans).

References to and descriptions of the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Statement, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As a result of the consummation of the Offer and the Merger, HealthTronics is the beneficial owner of the Endocare Shares, which represent 100% of the outstanding Endocare Shares (including shares of Endocare Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Act).

To the knowledge of HealthTronics, no Endocare Shares are beneficially owned by any persons referred to in Schedule A attached hereto.

(c) Other than in connection with the Offer and Merger, HealthTronics has not effected any transaction in the Endocare Shares during the past 60 days. To the knowledge of HealthTronics, there have been no transactions by any persons referred to in Schedule A attached hereto in the Endocare Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement, to the knowledge of HealthTronics, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Schedule A attached hereto and between such persons and any person with respect to any securities of Endocare, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

1	Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics Inc., HT Acquisition Inc. and Endocare, Inc. (incorporated by reference to Exhibit 2.1 of HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2009).

2	Credit Agreement, dated as of March 23, 2005, among HealthTronics, Inc. the lenders party thereto, Bank of America, N.A., as Syndication Agent, and JPMorgan Chase Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10.1 of HealthTronics’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2005).

3	First Amendment to Credit Agreement, dated as of April 14, 2008, by and among HealthTronics, Inc., the lenders party thereto, JPMorgan Chase Bank, National Association, and the other parties thereto (incorporated by reference to Exhibit 10.1 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

4	Second Amendment to Credit Agreement, dated as of October 10, 2008, by and among HealthTronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2008).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 31, 2009

HEALTHTRONICS, INC.

By:	/s/ Richard A. Rusk
Richard A. Rusk
Interim Chief Financial Officer, Vice President and Controller

Schedule A

The name, business address and principal occupation of the directors and executive officers of HealthTronics, Inc., as of July 27, 2009 are as follows:

James S. B. Whittenburg	9825 Spectrum Drive Building 3 Austin, Texas 78717	Chief Executive Officer, President and Director

R. Steven Hicks	9825 Spectrum Drive Building 3 Austin, Texas 78717	Director

Donny R. Jackson	9825 Spectrum Drive Building 3 Austin, Texas 78717	Director

Timothy J. Lindgren	9825 Spectrum Drive Building 3 Austin, Texas 78717	Director

Kenneth S. Shifrin	9825 Spectrum Drive Building 3 Austin, Texas 78717	Director

Argil J. Wheelock, M.D.	9825 Spectrum Drive Building 3 Austin, Texas 78717	Director

Richard A. Rusk	9825 Spectrum Drive Building 3 Austin, Texas 78717	Vice President, Corporate Controller, Treasurer, Secretary and Interim Chief Financial Officer

Clayton H. Duncan	9825 Spectrum Drive Building 3 Austin, Texas 78717	Vice President-Radiation Therapy

Scott Herz	9825 Spectrum Drive Building 3 Austin, Texas 78717	Vice President-Corporate Development